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                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20449


                          Notice of Exempt Solicitation
                       submitted pursuant to Rule 14a-6(g)


1.       Name of Registrant:

         PROFIT RECOVERY GROUP INTERNATIONAL, INC.
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2.       Name of person relying on exemption:

         COLLEGE RETIREMENT EQUITIES FUND
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3.       Address of person relying on the exemption:

         730 THIRD AVENUE, NEW YORK, NY 10017
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4.       Written materials. The following materials are attached:

         Exhibit 1: Letter from Peter C. Clapman on behalf of Teachers Insurance and Annuity Association - College Retirement Equities Fund








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LETTER
                                                                       Exhibit 1
                                                                  April 26, 2001

Dear Fellow Profit Recovery Group Shareholder:

        TIAA-CREF is a holder of significant equity in Profit Recovery Group International (PRG). At the company's May 25 annual meeting, we intend to propose a resolution (set forth in PRG's proxy statement) that requests the Board of Directors to redeem the company's "dead hand" poison pill unless shareholders vote otherwise. (The poison pill is a powerful defense against unsolicited takeovers; the DEAD HAND poison pill is an unusual variation, designed to further "protect" current management from review of their actions by shareholders.) We ask for your support of our proposal.

                PRG'S DEAD HAND PILL DISENFRANCHISES SHAREHOLDERS

        PRG's dead hand poison pill (or "shareholder rights plan") is particularly objectionable compared with other poison pills, because it can be redeemed only with the consent of PRG's CURRENT directors (or future directors approved by them). This discourages legitimate proxy contests, which provide an important shareholder protection and can be critical for good corporate governance. If PRG's current directors were to reject an attractive third-party acquisition offer that shareholders favored, the dead hand poison pill would prevent shareholders from replacing PRG's current directors with new directors who have the power to remove the poison pill, and accept the offer. Shareholders should reject the premise that only PRG's current directors (and their nominees)
- and not other directors elected by you and other shareholders - ought to have the right to accept or reject an acquisition bid for the company. We believe that PRG'S DIRECTORS HAVE APPROPRIATED TO THEMSELVES A POWER CONTRARY TO INTERESTS OF THE SHAREHOLDERS, THE OWNERS OF THE COMPANY.

        It is noteworthy that dead hand pills have been declared invalid by courts in Delaware, the state in which most large U.S. public companies are incorporated. PRG is incorporated in Georgia, where it is a matter of company discretion. Our resolution is directed to how that discretion is exercised.

                         PRG'S ARGUMENTS MISS THE POINT

        In its proxy statement, PRG argues against the TIAA-CREF resolution mostly by presenting the logic behind poison pills in general, and notes the number of companies that have them. This is an attempt to distract from the main issue, and misses the point. Our concern is a particular feature of PRG's pill - the dead hand provision. Few companies have poison pills that include this feature.

        PRG says the dead hand provision does not limit the right of shareholders, including any potential acquirer, to elect directors, but "merely" requires that any transaction be approved by current directors. This prospect highlights our concern, which is about the possibility of entrenchment by the board and management should the company receive an unsolicited takeover bid. Under the terms of an ordinary poison pill, a potential acquirer could attempt to replace the board, and thereby eventually redeem the pill in the face of opposition by current directors, by convincing holders of a majority of shares - including you - to elect new directors. This is the way good corporate governance can work, a process frustrated by the dead hand feature.


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THE DEAD HAND IGNORES THE WILL OF THE SHAREHOLDERS BY SUBVERTING THE VOTING
PROCESS. The dead hand provision indicates an element of mistrust of shareholders, and the view that shareholders will not know their own best interests when considering a potential takeover. A potential acquirer, or other interested shareholder, cannot replace the current board unless a sufficient number of PRG's other shareholders approve the election of new directors. Shareholders are entitled to freely elect directors who are able to make the critical decisions on the future of the company.

                OTHER COMPANIES HAVE REMOVED DEAD HAND PROVISIONS

        Delaware courts invalidated dead-hand provisions for Delaware companies in 1998. Since then, TIAA-CREF, the world's largest pension fund and a significant investor in virtually all major U.S. companies, has asked 60 non-Delaware companies to drop their dead hand provisions. To date, 56 of the companies have taken this action; two other companies were acquired, making the issue moot. This leaves only PRG and one other company that have declined to take action.

        We would be happy to discuss this matter with you in more detail. Please contact Ken Bertsch of TIAA-CREF at (212) 916-4972 with any questions you might have.

                                                       Sincerely,



                                                       Peter C. Clapman


         PLEASE VOTE "FOR" THE SHAREHOLDER PROPOSAL ON PRG'S PROXY CARD

TIAA-CREF is requesting that you cast your votes FOR the shareholder proposal (Proposal 2) on the proxy card sent out by Profit Recovery Group International. Please note that if you leave the proxy card blank and return it, the company will count your votes against our proposal. TIAA-CREF, which will not be sending out a separate proxy card, is taking no public position on any other item being considered at the annual meeting.